HIVE BLOCKCHAIN TECHNOLOGIES LTD.

May 11, 2020

HIVE Blockchain Increases Bitcoin Mining Capacity with First Acquisition of
New Mining S17+ ASIC Chips

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE: HBF) (the “Company” or “HIVE”) is pleased to announce that 750 new Bitmain S17+ Antminer machines are now operational at its recently acquired Bitcoin mining operation in Quebec.

The total number of machines utilizing green power to mine Bitcoin at the facility is now approximately 14,750. The new S17+s have increased the Company’s SHA 256 Bitcoin mining computing power by approximately a third to 229 Petahashes per second (PH/s). The Company expects this computing capacity to increase in the near future following the acquisition of additional new machines.

As previously announced by HIVE, in preparation for the halving of Bitcoin rewards anticipated today, the Company is planning to invest at least C$3 million in next generation SHA 256 Bitcoin mining equipment. The cost for these 750 new machines was approximately US$1,425 per unit, or just over US$1 million, financed through the Company’s net cash.

“The halving of Bitcoin rewards effectively cuts in half the diminishing finite supply of newly minted Bitcoin, and is an important milestone for the network,” explained Frank Holmes, Interim Executive Chairman of HIVE. “Bitcoin rewards for miners have halved twice previously, in 2012 and 2016, when the price of Bitcoin was approximately $12 and $650 respectively, and prices rose significantly in the ensuing 18 months. Naturally past performance is no guarantee that previous cycles will repeat themselves, therefore we have been preparing for the halving through the acquisition of our own low cost Bitcoin mining operation in April and subsequent investment in high efficiency computing equipment to both increase the operational efficiency of our Quebec facility and maximize use of its existing 30 megawatt power capacity.”

Bitcoin: Price, USD

Bitcoin has formed a local peak within 1.5 years of both historical block reward halvings.

Price, USD
$16,384
$512
$16
$0
First halving
Block reward from 50 to 25
Second halving
Block reward from 25 to 12.5
Third halving
Block reward from 12.5 to 6.25
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Coin Metrics Network Data Pro

Source: https://www.investopedia.com/bitcoin-halving-4843769

HIVE recently commenced Bitcoin mining at its 30 megawatt (MW) green energy-powered cryptocurrency operation in Quebec (the “Facility”), the acquisition of which was completed and announced in April.

HIVE is managing the Facility directly through its operational team, which joined the Company as part of the acquisition. The addition of in-house cryptocurrency mining operational expertise was an important aspect of the acquisition, in addition to the Facility’s power capacity and the diversification the operation provides to the Company’s business both geographically and by blockchain network.

COVID-19 Operational Response

HIVE has enacted various measures to protect its employees and partners and prevent disruption to operations as a result of COVID-19, in alignment with local governments as well as national and international agency recommendations. These include ceasing non-essential travel and having employees work remotely. The Company has reduced staff on site at its locations through aggressive work at home policies; however, the Company has been able to maintain full uptime of its cryptocurrency mining operations and its data centres and supply chain continue to operate with only minimal disruption. The Company operates with a lean administrative structure and has few employees, as cryptocurrency mining is not a human capital-intensive industry. The Company’s data centres are located in sparsely populated areas near the Arctic Circle in Europe and now in rural Quebec. Operations management is able to be accomplished remotely and any necessary equipment maintenance can be achieved by minimal staff utilizing personal protective equipment and maintaining physical distancing.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art digital currency mining facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a growing portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. The information in this news release about future plans and objectives of the Company, are forward-looking information, including: positive gross mining margins and expected profitability from the Company’s Quebec facility; increased computing capacity in the near future; the halving of Bitcoin rewards and the potential effect on the price of Bitcoin; increase in operational efficiency and acquisition of at least C$3 million in next generation SHA-256 Bitcoin mining equipment; ongoing response to COVID 19; and the intentions, plans and future actions of the Company. This forward- looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others: the COVID 19 crisis; the Company may not achieve expected revenues or gross mining margins as currently anticipated, or at all; operations and an increase in computing capacity and profitability may not occur as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; the volatility of digital currency prices; the Company may never realize more efficient operations, a lower cost structure, or greater flexibility in operation; risks relating to the global economic climate; dilution; and other related risks as more fully set out in the Company’s continuous disclosure record filed at www.sedar.com. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward - looking information other than as required by law.